MARRONE BIO INNOVATIONS, INC.

2121 Second St., Suite A-107

Davis, CA 95618

(530) 750-2800

June 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Justin Dobbie
Ada D. Sarmento

Re:	Marrone Bio Innovations, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-196058

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Marrone Bio Innovations, Inc. Registration Statement on Form S-1 (File No. 333-196058) to 4:00 p.m. Eastern Daylight Time on June 5, 2014, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Marrone Bio Innovations, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Marrone Bio Innovations, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Charles S. Farman of Morrison & Foerster LLP, counsel to Marrone Bio Innovations, Inc., at (916) 325-1309 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

MARRONE BIO INNOVATIONS, INC.

By:	/s/ Pamela G. Marrone
Name: PAMELA G. MARRONE
Title: President and Chief Executive Officer

Jefferies LLC

Piper Jaffray & Co.

c/o Jefferies LLC

520 Madison Avenue

New York, New York 10022

June 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Justin Dobbie

Re:	Marrone Bio Innovations, Inc.

Registration Statement Filed on Form S-1

Registration Number 333-196058

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as representatives for the underwriters in the offering of shares of common stock of Marrone Bio Innovations, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 5, 2014, or as soon thereafter as practicable.

We wish to advise you that, pursuant to Rule 460 under the Securities Act of 1933, as amended, we will provide each underwriter and dealer who it is reasonably anticipated will be invited to participate in the Offering as many copies of the preliminary prospectus, dated June 2, 2014 (the “Preliminary Prospectus”), as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus. We also wish to advise you that approximately 3,089 copies of the Preliminary Prospectus have been distributed by the underwriters to dealers, investors (institutional and investors) and certain other entities.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

JEFFERIES LLC

By:	/s/ Ashley L. Delp
Name: Ashley L Delp
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director